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                             BRUNNER MOND GROUP PLC

               RESULTS FOR THE NINE MONTHS ENDED MARCH 31, 2001

Brunner Mond Group PLC is a leading manufacturer and supplier of alkaline chemicals with facilities in Cheshire, UK; Delfzijl, The Netherlands; Magadi, Kenya; and Durban, South Africa. The company is the largest UK and the second largest European manufacturer and supplier of soda ash, and the third largest global manufacturer and supplier of refined sodium bicarbonate.

HIGHLIGHTS:
                                   3 MONTHS ENDED  MARCH 31      9 MONTHS ENDED MARCH 31
                                   2000      2001        %        2000      2001       %
                                 (POUND)M  (POUND)M   CHANGE    (POUND)M  (POUND)M   CHANGE
SALES                              36.0      39.5       10       110.1     116.3        6
EBITDA (1)                          3.6       5.4       50        12.7      17.2       35
OPERATING PROFIT (2)                1.4       3.2      129         6.0      10.6       77
(LOSS)/PROFIT BEFORE               (4.2)    (71.7)               (11.2)    (74.7)
TAX (3)
OPERATING CASH FLOW (4)             2.0       2.4       20        10.9       8.4      (23)

(1) Earnings before interest, tax, depreciation, amortization and exceptional items

(2)  Operating Profit before goodwill and exceptional items

(3) After charging exceptional items of(pound)63.0 million (2000:(pound)nil) for the 3 months and(pound)64.2 million for the 9 months and interest (net) of(pound)11.2 million (2000:(pound)4.9 million) for the 3 months and(pound)18.9 million (2000:(pound)15.0 million) for the 9 months. Exceptional items include a provision for the impairment of fixed assets and goodwill relating to Brunner Mond Limited of(pound)60.0 million

(4) Adjusted EBITDA less exceptional outflows less movement in working capital (excluding sale of currency swap)


o    Sales up by 10% on improved pricing and volumes

o    Further improvement in EBITDA and operating profit

o    Reliable steam supplies restored

o    Strong sales and profits sustained by Magadi Soda

o    Balance sheet restructuring negotiations progressing well


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1.    ENERGY SUPPLY INTERRUPTION

On August 18, 2000 Powergen CHP started commercial operation of the new (pound)140 million Combined Heat and Power plant that supplies co-generated steam and electricity to the Group's two manufacturing sites in Northwich.

In early November Powergen CHP announced that unusually high levels of rainfall had caused the operation of the water treatment plant to be very difficult. Powergen continued to experience problems with its plant in December and in January 2001. Part of the power plant suffered damage and as a result the normal supply of steam to the Group's plants in Northwich could not be maintained. Powergen CHP declared Force Majeure with effect from November 2, 2000 and lifted it on January 22, 2001.

In response, Powergen CHP installed temporary additional water treatment equipment in November and gradually increased steam supplies during the month. Powergen CHP has committed to installing permanent additional water treatment equipment and expects it to be commissioned later in 2001.

Since the end of January the reliability of steam supplies has been good, with no interruptions.

The reduction of steam supplies has had an adverse impact on the Group's UK production and as a direct consequence it was necessary for Brunner Mond itself to declare Force Majeure and sell soda ash and sodium bicarbonate on an allocated basis. The allocation was introduced on November 6, 2000 and steadily increased during November to a level of 100% on December 6, 2000.

The Company has received payments from Powergen in respect of various interruptions of steam supply since the start of commercial operation.

2.RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2001 COMPARED WITH THE THREE AND NINE MONTHS ENDED MARCH 31, 2000.

SALES

Sales for the three months ended March 31, 2001 increased by (pound)3.5 million, or 9.7%, to (pound)39.5 million compared to the quarter ended March 31, 2000, whereas sales for the nine months to ended March 31, 2001 increased by (pound)6.2 million, or 5.6%, to (pound)116.3 million compared to the equivalent period in 2000. The sales of the European businesses increased in the quarter to March 31, 2001 by (pound)2.3 million (7.2%) as a result of improved volumes and prices in the UK and in Continental Europe. The sales for the nine months to March 31, 2001 increased by (pound)1.1 million (1.1%) as a result of an increase in sales volumes that more than offset the reduction in the average soda prices for the nine months.

Sales from the African business increased by (pound)1.2 million or 30.0% to (pound)5.2 million and by (pound)5.1 million, or 42.1% to (pound)17.2 million for the quarter and nine months to March 31, 2001, respectively. The improvement in the quarter and the nine months was attributable to an improvement in volumes, to improved prices and to more favourable exchange rates.


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GROSS PROFIT

Gross profit in the three and nine months ended March 31, 2001 increased by (pound)1.9 million, or 23.8%, to (pound)9.9 million and by (pound)5.2 million, or 20.2% to (pound)31.0 million respectively. The improvement in the quarter and nine months was mainly attributable to volume increases principally in the UK and from Kenya, and from a further reduction in the Group's cost base. The improvement in the nine months was also helped by the receipt of non-recurring income including a one-time technology licence fee, rates rebates, insurance recoveries and the release of certain accruals following the normal half-year review. This non-recurring income added (pound)2.3 million to gross profit in the nine months, The improvement in the UK volumes would have been more significant were it not for the sales lost as a consequence of Force Majeure. The contribution lost and resulting inefficiencies were partially made up by compensation received from Powergen CHP.

The reduction in costs and the compensation received explain the increase in gross profit percentage to 26.7% in the nine months ended March 31, 2001 compared to 23.4% in the equivalent period in 2000.

OTHER OPERATING EXPENSES (EXCLUDING EXCEPTIONAL ITEMS)

Operating expenses increased by (pound)0.1 million, or 1.5%, to (pound)6.7 million for the quarter, and by (pound)0.6 million, or 3.0%, to (pound)20.4 million in the nine months to March 31, 2001.

The increase for the nine months was mainly attributable to the effect on distribution costs of the significant increase in volumes sold by the African businesses.

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Operating profit for the quarter and nine months ended March 31, 2001 increased by (pound)1.8 million, or 257% to (pound)2.5 million, and by (pound)4.6 million, or 121% to (pound)8.4 million respectively. The factors behind the improvement in gross profit for the quarter and nine months ended March 31, 2001 were also responsible for the improvement in operating profit.

EXCEPTIONAL ITEMS

REDUNDANCY
The (pound)1.2 million exceptional charge in the nine months to March 2001, relates to the cost associated with making 24 employees in the UK redundant. During the quarter payments of (pound)0.3 million were made with respect to this provision and a further (pound)0.3 million was paid in relation to settlements provided for in the year ended June 30, 1999.

DEMOLITION PROVISION
The provision for the demolition of power stations and other redundant buildings increases the existing provision for the demolition of the power stations by (pound)2.9 million to (pound)4.5 million and creates a provision of (pound)0.1 million for the demolition of other redundant buildings. The three power stations were decommissioned when the new Powergen co-generation plant was commissioned in August 2000. The actual cost of demolition will depend upon value of scrap materials recovered when the buildings are demolished.


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IMPAIRMENT PROVISION
The (pound)60.0 million provision for the impairment of goodwill and fixed assets relating to Brunner Mond Limited, recognises that the value of the business has been adversely affected by the reduction in soda ash prices experienced since the Group was acquired by Brunner Mond Group PLC in 1998.

OPERATING (LOSS)PROFIT

The Company produced an operating loss of (pound)60.5 million and (pound)55.8 million for the quarter and nine months ended March 31, 2001 compared to an operating profit of (pound)0.7 million and (pound)3.8 million generated in equivalent periods in 2000. These operating losses are principally the result of the exceptional charges described above.

FINANCING COSTS (NET)

Net financing costs for the three months to March 31, 2001 increased by (pound)6.3 million to (pound)11.2 million and for the nine months to March 31, 2001 increased by (pound)3.9 million to (pound)18.9 million respectively compared to the equivalent periods ended March 31, 2000. The increase mainly relates to the exchange loss that arose on revaluing the Dollar Notes to March 31, 2001 exchange rates and (pound)1.2 million that has been incurred in connection with restructuring the Group balance sheet. The interest charges within these figures increased by (pound)0.4 million and (pound)0.6 million respectively to (pound)5.3 million and (pound)15.6 million for the quarter and nine months ended March 31, 2001 compared to (pound)4.9 million and (pound)15.0 million in the equivalent period in 2000. There was no gain or loss on the Dollar Notes in the comparative period because the exchange exposure on this debt was hedged until September 18, 2000.

The exceptional refinancing costs are the expenses relating to the restructuring of the balance sheet.

During the nine months the Company unwound the part of the currency swap relating to exposure to movements in the US dollar/sterling exchange rates on the principal of $125 million US dollar denominated Senior Subordinated Notes (the "Dollar Notes"). This resulted in a receipt of (pound)8.2 million and loss due to a revaluation of the debt at March 31, 2001 of (pound)10.3 million from (pound)78.1 million to (pound)88.4 million. The net effect in the nine months to March 31, 2001 of realising the (pound)8.2 million gain on unwinding the hedge and on recognising the (pound)10.3 million increase in the sterling equivalent of the Dollar Notes is a loss of (pound)2.1 million.

On 28 March 2001, the Company cancelled all of the hedges against foreign exchange exposure to movements in the US Dollar against Sterling in relation to US Dollar interest payments on the US Dollar Denominated Notes. This (pound)0.2 million cancellation cost is included in interest expense.




TAX

The tax charge for the quarter of (pound)0.2 million compared to a charge of (pound)nil in the equivalent period in 2000 was due to profits in the African businesses being higher than in the


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equivalent period in 2000. The tax credit for the nine months was (pound)1.0 million compared to (pound)0.3 million charge in 2000. This was mainly the result of releasing deferred tax in the nine months, following further tax losses.

RETAINED PROFIT/LOSS

The retained loss for the quarter of (pound)71.9 million compared to a loss of (pound)4.2 million in the equivalent period in 2000. The retained loss for the nine months was (pound)73.7 million compared to (pound)11.5million.

3.   LIQUIDITY AND CAPITAL RESOURCES

The net cash from operating activities increased by (pound)0.4 million (20%) to (pound)2.4 million for the quarter and decreased by (pound)2.5 million (23%) to (pound)8.4 million for the nine months ended March 31, 2001. Cash flows in the quarter and nine months were favourably affected by the (pound)1.8 million and (pound)4.5 million respective improvements in earnings before interest, tax, depreciation and amortization (EBITDA). The factors that were responsible for the improved gross and operating profit in the quarter and nine months ended March 31, 2001 were also responsible for the improvement in EBITDA. The improvement in EBITDA was more than offset by an increase in working capital of (pound)1.2 million for the quarter and (pound)7.0 million the nine months ended March 31, 2001. The increase in working capital was in part caused by paying capital creditors, in part linked to making redundancy payments which were provided in previous periods, and in part associated with a reduction in trade creditors.

CAPITAL EXPENDITURE PROJECTS

Capital expenditures decreased by (pound)0.5 million to (pound)1.8 million in the quarter compared to the equivalent quarter in 2000 but increased by (pound)8.0 million to (pound)14.5 million (or (pound)12.6 million before financing leases) in the nine months ended March 31, 2001 compared to the capital invested in the nine months ended March 31, 2000. The increase was attributable to the major investment being made in the new rapid discharge system and new rail wagons, which were commissioned during January 2001 and are delivering limestone to Brunner Mond's sites in Northwich. The total investment in this project was (pound)9.0 million of which (pound)6.1 million is being funded by a Freight Facilities Grant awarded by the UK Government. (pound)1.9 million of the investment has been financed by a lease that was provided by Barclays Mercantile.

SENIOR FACILITY AGREEMENTS

The Guaranteed Unsecured Loan Notes ("GULS") were offered by the Company in lieu of cash as part of the offer to the former shareholders of Brunner Mond Limited. These notes are guaranteed by the syndicate of banks led by Chase Manhattan (the "Syndicate"), for which the Group pays a 2% guarantee fee. The notes are redeemable for cash at six monthly intervals at the Noteholders' option. Redemptions will be financed by drawing on an unutilized but committed element of the senior term loan facility. The GULS are repayable in full by June 30, 2003.

In July 1998, the Company raised $125.0 million in principal aggregate amount of 11% Senior Subordinated Notes 2008 ("the Dollar Notes") as part of the financing raised to acquire Brunner Mond Limited and its subsidiaries. The exchange exposure on this debt was hedged by entering into a five year swap agreement under which the principal and interest was swapped at an effective exchange rate of (pound)1=$1.60 and the interest was swapped at a rate


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of 12.28%. On September 18, 2000, the part of this swap that covered the principal was unwound to realize (pound)8.2 million. In October 2000, (pound)3.1 million of the (pound)8.2 million was used to make a prepayment on the term loan tranche of the Senior Facility, and the remaining (pound)5.1 million has been used to repay part of the revolving tranche (Tranche D), of the Senior Facility. The availability under Tranche D has not been reduced as a result of this repayment.

The Senior Debt is drawn on a (pound)105 million term loan and revolving credit facility provided by the Syndicate. The availability under this facility reduced to (pound)50 million in July 1998 when the Dollar Notes and the (pound)50 million 12.5% Senior Subordinated Notes 2008 ("the Sterling Notes") were issued. It was subsequently increased to (pound)60.0 million in April 2000, and then reduced to (pound)53.0 million in October 2000, when a (pound)7 million facility which had been made available by the Investor Group, lapsed. The facility was reduced by a further (pound)3.1 million to (pound)49.9 million in October 2000 when (pound)3.1 million of the (pound)8.2 million proceeds of the sale of currency swap was used to make a prepayment of the term loan. The (pound)49.9 million facility comprises (i) a revolving credit facility of (pound)20.0 million, under which (pound)19.9 million was drawn at March 31, 2001 and is repayable in full in July 2005, (ii) a term loan facility of (pound)12.2 million using Dutch Guilder/Sterling exchange rates at the date the facility was created, (as at March 31, 2001 this figure is (pound)11.7 million), under which (pound)7.1 million was drawn at March 31, 2001 and is to be repaid in instalments with the first repayment to be made in October 2001 and thereafter in six monthly instalments in April2002 and ending in July 2005; (iii) a (pound)10.0 million Capital Expenditure facility under which (pound)4.3 million was drawn March 31, 2001 (drawings under the Capital Expenditure facility will be repayable in full in July 2005), (iv) a term loan facility of NLG 15.9 million ((pound)4.7 million equivalent using the Exchange Rates at draw down and (pound)4.5 million equivalent as at March 31, 2001) provided by shareholders which is repayable in full in July 2005 and (v) a (pound)3.0 million revolving facility provided by shareholders which is repayable in full in July 2005 and which was fully drawn at March 31, 2001. Amendments to the Senior Facility which were agreed in April 2000 made (pound)3.0 million of the Capital Expenditure facility available on a revolving basis for general corporate purposes. Of the (pound)4.3 million drawn on the Capital Expenditure facility at March 31, 2001, (pound)2.0 million was drawn on the (pound)3.0 million made available on a revolving basis.

In February 1999, in response to the deteriorating global soda ash market, amendments to the Company's Senior Facility Agreement were implemented. Under these amendments the shareholders (the `Investor Group') of Starnhurst PLC, Brunner Mond Group PLC's ultimate parent, joined the syndicate of banks to make a new (pound)5 million loan (the `New Loan') to the Company. The New Loan did not increase the total indebtedness of the Company, but was used to pre-pay the repayments of the Senior Facility due in 1999, 2000 and in January, 2001. The Company also agreed not to draw upon the (pound)10 million Capital Expenditure Facility without the unanimous consent of the bank syndicate. In addition, the amendments relaxed the banking covenants which applied during calendar year 2000, and introduced a requirement that each quarter the Company would certify that its forecasts confirm that the Company would be in compliance with its banking covenants during the period to December 2000.

The further reduction in soda ash prices in late 1999 adversely affected expectations for calendar year 2000 and as a result the Company did not expect to be able to meet the covenants which had been set for calendar years 2000 and 2001. Following discussions with its Senior Lenders it was agreed that the borrowing covenants should again be relaxed and accordingly the Company's Senior Facility Agreement was amended in April 2000. Under these amendments the Investor Group made a new (pound)10.0 million loan facility (the "Investor


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Facility") available to the Company. (pound)3.0 million of Investor Facility can be used for general corporate purposes and the other (pound)7.0 million was available until October 31, 2000 for refinancing other borrowings, subject to receiving the approval of the Investor Group. This (pound)7.0 million facility lapsed on October 31, 2000. These amendments also extended the requirement that each quarter the Company would certify that its forecasts confirm that the Company's existing facilities will be adequate during the following twelve months. In addition, the Senior Lenders have agreed to make (pound)3.0 million of the (pound)10.0 million Capital Expenditure Facility available for general corporate purposes.

The covenants set in April 2000 for 2001 and 2002, the size of the additional facility provided by the Investor Group and the amount of the existing capital expenditure facility made available by the Senior Lenders for general corporate purposes were based upon projections that assumed an improvement in the soda ash market during those periods and further improvements in the Company's cost base.

The Company experienced difficult trading conditions during 2000 attributable to continued weak pricing, and difficulties with Powergen's co-generation plant. Although the Company did secure improvements in its contracted soda ash prices for calendar year 2001, it remained concerned about its ability to continue to meet its banking covenants throughout 2001.

The Company has engaged financial and legal advisers to help with a review of the alternatives for restructuring certain of its debt obligations with a view to strengthening the Company's capital base. This review concluded that the preferred alternative is likely to include a proposal that the Dollar and Sterling Notes should be restructured and the Note Holders were therefore invited to form an Ad Hoc Committee to enter into negotiations with the Company. These negotiations are covered by confidentiality undertakings. Negotiations are continuing. The Ad Hoc Committee, comprises representatives of Aberdeen Asset Managers Limited, Barclays Bank PLC, CFSC Wayland Advisers Inc., Chase Manhattan International Limited, Citibank International plc, and Westdeutsche Landesbank Girozentrale.

The Company does not expect to be able to meet all of its banking covenants on May 30, 2001. The Syndicate is fully aware of the situation and supports the current restructuring discussions. The success of these negotiations is essential to the ability of the company to continue to trade.

David Wertheim, Chief Executive and Deputy Chairman, commenting on the quarter's results said, "As expected, increased demand for the company's products contributed to an improved performance in the first quarter of 2001. Modest price improvement and, since February, reliable supply from the new Powergen CHP plant were both positive factors. The positive cash flow contribution from the 50% improvement in EBITDA, compared to the equivalent period in 2000, was offset by the rise in working capital. The process of balance sheet restructuring with the Ad Hoc Committee of Note Holders continues."


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Some of the information presented in the following discussion constitutes forward-looking comments within the meaning of the Private Litigation Reform Act of 1995. Although Brunner Mond Group PLC (the "Company") believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, currency rate fluctuations operations across international boarders, the timing of orders received from customers, the gain or loss of significant customers, competition from other manufacturers and changes in the demand for and the pricing of the Company's products. In addition, increases in the cost of product, changes in the market in general and significant changes in new product introduction could result in actual results varying from expectations.



Brunner Mond Group PLC



Press office contact: Edward Macquisten, Square Mile:    +44 (0)207 601 1000



The full annual results can be accessed on the Brunner Mond web site at: http://www.brunnermond.com



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